Exhibit 99.1

NEW FOUND GOLD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

TABLE OF CONTENTS

Condensed consolidated interim statements of financial position		2
Condensed consolidated interim statements of loss and comprehensive loss		3
Condensed consolidated interim statements of cash flows		4
Condensed consolidated interim statements of changes in equity		5
Notes to the consolidated financial statements
1.	Nature of operations and going concern	6
2.	Basis of presentation	6
3.	Material accounting policy information	7
4.	Acquisition of Maritime Resources Corp.	9
5.	Receivables	10
6.	Inventories	10
7.	Investments	11
8.	Property, plant and equipment	11
9.	Exploration and evaluation assets	12
10.	Accounts payable and accrued liabilities	13
11.	Flow-through share premium	13
12.	Other current liabilities	14
13.	Reclamation and closure cost provisions	14
14.	Share capital and reserves	15
15.	Related party transactions	18
16.	Basic and diluted loss per share	19
17.	Revenue	20
18.	Operating expenses	20
19.	General and administrative expenses	20
20.	Cash flow disclosures	21
21.	Financial instruments	21
22.	Segment reporting	23
23.	Subsequent events	25

Condensed Consolidated Interim Statements of Financial Position

At March 31, 2026 and December 31, 2025

(Unaudited, expressed in Canadian Dollars)

	Note	March 31, 2026 $	December 31, 2025 (As revised - Note 4) $
Assets
Current assets
Cash and cash equivalents		37,915,202	58,838,699
Receivables	5	5,372,674	4,325,473
Inventories	4,6	9,860,678	4,722,848
Investments	7	5,521,972	8,895,559
Prepayments and deposits		2,448,159	3,353,473
		61,118,685	80,136,052
Non-current assets
Property, plant and equipment	8	255,093,574	250,544,133
Exploration and evaluation assets	9	77,686,561	77,664,022
Goodwill	4	124,536,089	124,536,089
Other assets		2,772,582	2,616,726

Total assets		521,207,491	535,497,022

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	10	12,496,463	12,339,524
Deferred revenue	17	1,816,241	–
Flow-through share premium	11	6,065,995	8,677,099
Other current liabilities	12	745,778	654,832
		21,124,477	21,671,455
Non-current liabilities
Loans payable	12	1,008,976	503,417
Lease liabilities		354,417	340,155
Deferred income tax liabilities	4	82,959,159	82,492,946
Reclamation and closure cost provisions	13	10,219,498	10,870,068
Total liabilities		115,666,527	115,878,041

Shareholders’ equity
Share capital	14	712,509,551	703,264,118
Reserves	14	41,222,181	42,820,506
Warrants	14	27,733,614	30,349,683
Deficit		(375,924,382)	(356,815,326)
Total shareholders’ equity		405,540,964	419,618,981

Total liabilities and shareholders’ equity		521,207,491	535,497,022

Nature of operations and going concern (Note 1)

Subsequent events (Notes 1,13, 21 and 23)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 12, 2026. They are signed on the Company’s behalf by:

“Paul Huet”	“Allen Palmiere”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	Note	2026 $	2025 $
Revenue	17	9,887,829	–

Cost of Sales
Operating expenses	18	8,399,966	–
Selling expenses		51,634	–
		8,451,600	–
Income from mine operations		1,436,229	–

Expenses
Exploration and evaluation	9	12,554,884	5,730,376
General and administrative	19	5,093,962	3,825,717
Share-based compensation	14	1,778,913	(152,554)
		19,427,759	9,403,539
Loss from operations		(17,991,530)	(9,403,539)
Other income (expenses)
Settlement of flow-through share premium	11	2,611,104	–
Gains (losses) on investments	7	(3,373,587)	213,983
Interest, accretion and financing expenses		(102,454)	(5,216)
Interest income		345,789	271,744
Other expenses		(132,165)	(14,422)
		(651,313)	466,089
Loss before income and mining taxes		(18,642,843)	(8,937,450)
Income and mining tax expenses - deferred		(466,213)	–
Net loss and comprehensive loss for the period		(19,109,056)	(8,937,450)

Loss per share – basic and diluted	16	(0.08)	(0.04)
Weighted average number of shares outstanding – basic and diluted	16	236,689,635	200,489,661

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars)

	2026 $	2025 $
Operating cash flows
Loss for the period	(19,109,056)	(8,937,450)
Adjustments for:
Depreciation	321,582	193,390
Losses (gains) on investments	3,373,587	(205,501)
Change in estimate of reclamation and closure cost provisions	(424,888)	–
Accretion on reclamation and closure cost provisions	90,011	–
Interest income	(345,789)	(74,468)
Interest expense	3,046	5,216
Income and mining tax expenses	466,213	–
Revaluation of secured notes	–	(8,482)
Unrealized foreign exchange loss	1,252	3,070
Settlement of flow-through share premium	(2,611,104)	–
Share-based compensation	1,778,913	(152,554)
Interest received	345,311	–
Operating cash flow before changes in non-cash working capital	(16,110,922)	(9,176,779)
Change in non-cash working capital (Note 20)	(2,466,292)	(513,272)
Net cash and cash equivalents used in operating activities	(18,577,214)	(9,690,051)

Investing cash flows
Purchases of exploration and evaluation assets	(22,539)	(679,321)
Proceeds on disposal of investments	–	244,958
Purchases of property, plant and equipment	(5,787,511)	–
Other assets	(372,586)	–
Net cash and cash equivalents used in investing activities	(6,182,636)	(434,363)

Financing cash flows
Proceeds of repayable government contribution	595,266	–
Stock options exercised	2,064,180	201,875
Warrants exercised	1,251,875	–
Repayment of loans	(24,909)	–
Lease principal payments	(46,013)	(21,651)
Loan and lease interest payments	(2,987)	(5,216)
Net cash and cash equivalents from financing activities	3,837,412	175,008
Effect of exchange rate fluctuations on cash and cash equivalents	(1,059)	(476)
Net decrease in cash and cash equivalents	(20,923,497)	(9,949,882)
Cash and cash equivalents at beginning of the period	58,838,699	22,317,548
Cash and cash equivalents at end of the period	37,915,202	12,367,666

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except per share amounts)

	Share Capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit (As revised – Note 4) $	Total equity $
Balance at December 31, 2024	200,457,994	341,346,716	34,984,503	3,918	(309,764,432)	66,570,705
Stock options exercised	150,000	349,804	(147,929)	–	–	201,875
Share-based compensation	–	–	(152,554)	–	–	(152,554)
Total loss and comprehensive loss for the period	–	–	–	–	(8,937,450)	(8,937,450)
Balance at March 31, 2025	200,607,994	341,696,520	34,684,020	3,918	(318,701,882)	57,682,576
Balance at December 31, 2025	342,329,665	703,264,118	42,820,506	30,349,683	(356,815,326)	419,618,981
Stock options exercised (Note 14)	1,460,714	4,462,822	(2,398,642)	–	–	2,064,180
Warrants exercised (Note 14)	1,191,170	3,867,944	–	(2,616,069)	–	1,251,875
RSUs settled (Note 14)	231,000	914,667	(914,667)	–	–	–
Share-based compensation (Note 14)	–	–	1,714,984	–	–	1,714,984
Loss and comprehensive loss for the period	–	–	–	–	(19,109,056)	(19,109,056)
Balance at March 31, 2026	345,212,549	712,509,551	41,222,181	27,733,614	(375,924,382)	405,540,964

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (“New Found Gold” or the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On September 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s shares are listed on the TSX Venture Stock Exchange (“TSXV”) under the symbol “NFG” and are also traded on the NYSE American Stock Exchange in the United States under the symbol “NFGC”. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is principally engaged in the production and sale of gold, as well as the acquisition, exploration, evaluation and development of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s gold production and sales activities commenced after its acquisition of all of the issued and outstanding shares of Maritime Resources Corp. (“Maritime”) on November 13, 2025 (Note 4).

These condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) have been prepared assuming the Company will continue on a going concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary, should the Company be unable to continue operations. Such adjustments could be material. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at March 31, 2026, the Company had an accumulated deficit of $375,924,382 and shareholders’ equity of $405,540,964. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $39,994,208, consisting primarily of cash and cash equivalents, receivables, investments and inventories. For the three months ended March 31, 2026, the Company incurred a net loss of $19,109,056 and negative cash flow from operating activities of $18,577,214.

Subsequent to March 31, 2026, the Company completed a comprehensive finance package consisting of (i) a bought deal equity financing of 38,870,000 common shares at $2.96 per share for aggregate gross proceeds of $115,055,200, which closed on April 27, 2026, and (ii) a $105,000,000 senior secured credit facility with EdgePoint Investment Group Inc. (“EdgePoint”), the $70,000,000 first tranche of which the Company expects to draw before the end of May 2026 (collectively, the "Finance Package") (Note 23). While the Company has been successful in closing of these financing arrangements, its continuation as a going concern remains dependent on its ability to ramp up the Hammerdown Gold Project to commercial production, advance the Queensway Gold Project to a construction decision and through to first production, and continue to access additional financing, including the optional second tranche under the EdgePoint credit facility, project-level financing, further equity financing or other arrangements, to fund the substantial capital and operating expenditures required to bring the Queensway Gold Project into production. Although the Company has been successful in the past in generating financing, there is no assurance it will be able to do so in the future, nor is there any assurance that the terms of any future debt or project financing obtained will be favourable to the Company. These items give rise to material uncertainties that cast substantial doubt as to the Company's ability to continue as a going concern.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 12, 2026. Certain comparative figures on the consolidated statement of financial position, consolidated statement of loss and comprehensive loss, and consolidated statement of cash flows have been reclassified to conform to the current year presentation.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Accounting policies

The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025 except as follows:

Government grants and government assistance

Government grants, including the benefit of government loans at below-market rates of interest, are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to the grant and that the grant will be received.

Government loans that bear interest at a rate that is below the prevailing market rate of interest are initially measured at fair value, calculated as the present value of the contractual cash flows discounted at a market rate of interest for a similar instrument. The benefit of the below-market rate of interest is measured as the difference between the proceeds received and the fair value of the loan, and is accounted for as a government grant in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance.

Government grants related to assets are deducted from the carrying amount of the related asset. The grant is recognized in profit or loss over the useful life of the depreciable asset by way of a reduced depreciation charge.

Government grants related to expense items are recognized in profit or loss in the same period in which the related expenses are recognized, by way of a reduction of the related expense.

Subsequent to initial recognition, government loans are measured at amortized cost using the effective interest method, with the related accretion of the discount reflected within "Interest, accretion and financing expenses" in the consolidated statement of loss and comprehensive loss.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments –Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments were effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have an effect on the Company’s consolidated financial statements.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

(b)	Significant judgments, estimates and assumptions

The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025.

(c)	Accounting pronouncements

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 retains many of the requirements of IAS 1 but introduces significant changes in the following key areas:

The statement of profit or loss will be required to present three new defined categories: operating, investing, and financing, with specified subtotals including operating profit and profit before financing and income taxes. The classification of income and expenses into these categories is based on the nature of the entity's main business activities.

IFRS 18 also introduces requirements for entities to disclose management-defined performance measures ("MPMs") in the notes to the financial statements. MPMs are subtotals of income and expenses that are used in public communications outside the financial statements, that complement the totals and subtotals specified by IFRS Standards, and that communicate management's view of an aspect of the entity's financial performance. Companies will be required to provide reconciliations of MPMs to the most directly comparable subtotal specified by IFRS 18, along with disclosure of the income tax effect and effect on non-controlling interests. In addition, IFRS 18 introduces enhanced guidance on aggregation and disaggregation of financial information in the primary financial statements and the notes, including principles for grouping items that share similar characteristics and for providing useful labels for line items.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the presentation and disclosure in its consolidated financial statements.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

4.	ACQUISITION OF MARITIME RESOURCES CORP.

On November 13, 2025 (the "Closing Date"), the Company completed the acquisition of all of the issued and outstanding common shares of Maritime that it did not already own pursuant to a plan of arrangement (the "Transaction"). The Transaction was accounted for as a business combination under IFRS 3, Business Combinations. Total consideration of $311,044,914 was satisfied by the issuance of New Found Gold common shares, replacement options and warrants, and the fair value of Maritime shares previously held by the Company. The consideration transferred and the principal assets acquired (including the Hammerdown Gold Project, the Pine Cove Mill ("Pine Cove") and the Nugget Pond Hydrometallurgical Gold Plant) are described in Note 5 to the Company's audited consolidated financial statements for the year ended December 31, 2025.

The following table summarizes the recognized amounts of the assets acquired and liabilities assumed as of the Closing Date, as adjusted during the measurement period:

	Preliminary
Net assets acquired:	November 13, 2025	Adjustments(1)	November 13, 2025 (Revised)
Cash	$9,028,587	$–	$9,028,587
Receivables	1,644,055	–	1,644,055
Inventories	10,075,453	(5,164,927)	4,910,526
Prepaids and deposits	2,943,423	–	2,943,423
Property and equipment (Note 8)	70,508,742	–	70,508,742
Mining interests (Note 8)	167,737,597	–	167,737,597
Exploration and evaluation assets (Note 9)	29,929,410	–	29,929,410
Goodwill	121,074,297	3,461,792	124,536,089
Accounts payable and accrued liabilities	(9,421,347)	–	(9,421,347)
Loans payable	(620,238)	–	(620,238)
Lease liabilities	(486,195)	–	(486,195)
Reclamation and closure cost provisions	(7,327,000)	–	(7,327,000)
Deferred income tax liabilities	(84,041,870)	1,703,135	(82,338,735)
Total assets acquired, net of liabilities	$311,044,914	$–	$311,044,914

(1)	During the three months ended March 31, 2026, the Company obtained new information about the fair value of in-circuit gold inventory acquired at the Closing Date that was not available at the time the preliminary purchase price allocation was prepared. As a result, the Company revised the fair value of inventories acquired by $5,164,927, deferred income tax liabilities by $1,703,135 and goodwill by $3,461,792, recognized as at November 13, 2025.

As a consequence of the change in the fair value of inventories at the Closing Date, the Company recognized a decrease in cost of sales of $1,070,507 for the period from the Closing Date to December 31, 2025, with a related increase to deferred income and mining tax expense of $548,781. The net impact of $521,726 on the net loss for the year ended December 31, 2025 is reflected in the cumulative deficit as part of the consolidated statement of changes in equity for the year ended December 31, 2025. The comparative information presented in the condensed consolidated interim statement of financial position at December 31, 2025 has been retrospectively revised to reflect the effect of these changes.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

At March 31, 2026, the fair values of the assets acquired and liabilities assumed continue to be determined on a provisional basis and are subject to change pending completion of the valuation process. If new information is obtained during the measurement period about facts and circumstances that existed as of the Closing Date and that would have affected the recognition and measurement of assets acquired and liabilities assumed as of the Closing Date, the provisional amounts recognized will be retrospectively adjusted. The measurement period ends when the Company obtains the necessary information it was seeking about facts and circumstances that existed at the Closing Date, or determines that more information is not available, and must not exceed one year from the Closing Date.

5.	RECEIVABLES

	March 31, 2026	December 31, 2025
Sales tax receivables	$5,354,554	$4,323,080
Other	18,120	2,393
	$5,372,674	$4,325,473

6.	INVENTORIES

	March 31, 2026	December 31, 2025 (As revised – Note 4)
Stockpiled mineralized material	$5,003,413	$1,604,549
Work-in-process	1,503,255	1,366,911
Finished goods	2,303,156	1,120,998
Supplies and consumables	1,050,854	630,390
	$9,860,678	$4,722,848

No write-downs or reversals were recognized during the three months ended March 31, 2026 (three months ended March 31, 2025 - $nil). For the three months ended March 31, 2026, the Company recognized $8,399,966 of inventory cost in operating expenses (three months ended March 31, 2025 - $nil).

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

7.	INVESTMENTS

Investments consisted of the following as at March 31, 2026 and December 31, 2025:

	March 31, 2026			December 31, 2025
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Exploits Discovery Corp.	4,157,466	$2,659,473	$228,661	4,157,466	$2,659,473	$311,809
Kirkland Lake Discoveries Corp.	28,612,500	2,861,250	5,293,311	28,612,500	2,861,250	8,583,750
		$5,520,723	$5,521,972		$5,520,723	$8,895,559

An analysis of investments including related gains and losses for the three months ended March 31, 2026 and year ended December 31, 2025 is as follows:

	Three months ended	Year ended
	March 31, 2026	December 31, 2025
Investments, beginning of period	$8,895,559	$926,019
Disposal of investments	–	(752,634)
Realized gains on investments	–	160,701
Unrealized (losses) gains on investments	(3,373,587)	979,160
Transferred from investment in associates	–	7,582,313
Investments, end of period	$5,521,972	$8,895,559

Investments represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

8.	PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining interests	Construction- in-progress	Total
Cost
Balance, January 1, 2025	$11,392,729	$–	$–	$11,392,729
Maritime Acquisition(1) (Note 4)	57,237,532	167,737,597	13,271,209	238,246,338
Adjustment to reclamation provisions	1,081,882	413,457	–	1,495,339
Additions	1,366,671	658,824	1,548,182	3,573,677
Balance, December 31, 2025	71,078,814	168,809,878	14,819,391	254,708,083
Additions	1,562,631	–	3,774,184	5,336,815
Contribution received (Note 12)	–	–	(167,786)	(167,786)
Adjustment to reclamation provisions	(218,288)	(79,718)	–	(298,006)
Balance, March 31, 2026	$72,423,157	$168,730,160	$18,425,789	$259,579,106

Accumulated Depreciation
Balance, January 1, 2025	$3,336,071	$–	$–	$3,336,071
Depreciation(2)	827,879	–	–	827,879
Balance, December 31, 2025	4,163,950	–	–	4,163,950
Depreciation(3)	321,582	–	–	321,582
Balance, March 31, 2026	$4,485,532	$–	$–	$4,485,532

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	Property, plant and equipment	Mining interests	Construction- in-progress	Total
Net book value
At December 31, 2025	$66,914,864	$168,809,878	$14,819,391	$250,544,133
At March 31, 2026	$67,937,625	$168,730,160	$18,425,789	$255,093,574

(1)	Maritime Acquisition amounts represent the fair values of the acquired assets at the close of the Transaction. Plant and equipment acquired includes $449,532 of right-of-use assets.
(2)	Additions for the year ended December 31, 2025 include $77,341 of depreciation capitalized to inventories.
(3)	Additions for the three months ended March 31, 2026 include $80,790 of depreciation capitalized to inventories.

9.	EXPLORATION AND EVALUATION PROPERTIES

The schedules below summarize the carrying amounts of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at March 31, 2026 and December 31, 2025:

(a)	Exploration and evaluation assets

	Newfoundland
	Queensway	Others	Total
Balance, December 31, 2024	$34,390,976	$114,508	$34,505,484
Claim staking, option payments and license renewal costs	377,988	41,382	419,370
Acquisition cost - Maritime Resources Corp. (Note 4)	–	29,929,410	29,929,410
Acquisition cost – Exploits	12,548,526	–	12,548,526
Acquisition cost – Other claims	261,232	–	261,232
Balance, December 31, 2025	47,578,722	30,085,300	77,664,022
Claim staking, option payments and license renewal costs	6,074	–	6,074
Acquisition costs	16,465	–	16,465
Balance, March 31, 2026	$47,601,261	$30,085,300	$77,686,561

(b)	Exploration and evaluation expenses

	Newfoundland
	Queensway	Others	Total
Cumulative exploration expense, December 31, 2024	$267,847,694	$575,695	$268,423,389
Assaying and metallurgical testing	5,089,668	–	5,089,668
Drilling	15,995,380	–	15,995,380
Trenching	499,146	–	499,146
Environmental, permitting and reclamation	1,026,461	–	1,026,461
Geological and geophysical studies	1,638,692	135,402	1,774,094
Personnel, consulting and overheads	11,592,629	–	11,592,629
Technical studies and resource evaluation	3,350,234	30,734	3,380,968
Property holding and other costs	2,022,061	–	2,022,061
	41,214,271	166,136	41,380,407
Cumulative exploration expense, December 31, 2025	$309,061,965	$741,831	$309,803,796

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	Newfoundland
	Queensway	Others	Total
Cumulative exploration expense, December 31, 2025	$309,061,965	$741,831	$309,803,796
Assaying and metallurgical testing	$1,972,695	$9,903	$1,982,598
Drilling	4,012,279	–	4,012,279
Trenching	3,010	–	3,010
Environmental, permitting and reclamation	(358,440)	45,071	(313,369)
Geological and geophysical studies	1,169,589	140,579	1,310,168
Personnel, consulting and overheads	3,006,965	99,849	3,106,814
Technical studies and resource evaluation	1,918,962	–	1,918,962
Property holding and other costs	534,422	–	534,422
	12,259,482	295,402	12,554,884
Cumulative exploration expense, March 31, 2026	$321,321,447	$1,037,233	$322,358,680

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2026	December 31, 2025
Accounts payable	$6,074,725	$8,684,103
Accrued liabilities	5,989,479	3,651,432
Due to related parties (Note 15)	432,259	3,989
	$12,496,463	$12,339,524

11.	FLOW-THROUGH SHARE PREMIUM

	March 31, 2026	December 31, 2025
Balance, beginning of period	$8,677,099	$–
Liability incurred on flow-through shares issued	–	16,242,600
Settlement of flow-through share premium on expenditures incurred	(2,611,104)	(7,565,501)
	$6,065,995	$8,677,099

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act of Canada (“Qualifying CEE”).

During the three months ended March 31, 2026, the Company incurred $9,080,739 (three months ended March 31, 2025 – $nil) in Qualifying CEE and amortized a total of $2,611,104 (three months ended March 31, 2025 – $nil) of its flow-through share premium liabilities. The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the three months ended March 31, 2026, the Company incurred $109,333 (three months ended March 31, 2025 - $nil) in Part XII.6 tax in respect of unspent flow-through proceeds renounced under the Look-Back Rule, in accordance with the Income Tax Act of Canada. As at March 31, 2026, the Company must spend another $21,047,166 of Qualifying CEE by December 31, 2026, to satisfy its remaining current flow-through share premium liability of $6,065,995.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

12.	OTHER CURRENT LIABILITIES

	March 31, 2026	December 31, 2025
Share-based compensation (Note 14)	$420,987	$357,058
Current portion of lease liabilities	177,860	197,497
Current portion of loans payable	146,931	100,277
	$745,778	$654,832

On March 24, 2026, the Company received the first drawdown of $595,266 under a repayable contribution agreement with the Atlantic Canada Opportunities Agency (“ACOA”) under the REGI – Business Scale-Up and Productivity program (Project No. 226929) (the "ACOA Contribution Agreement"), which provides for a non-interest-bearing, unsecured repayable contribution of up to $975,000 in respect of eligible project costs relating to the upgrade of the Pine Cove Mill. The contribution is repayable in 60 equal monthly principal instalments commencing July 1, 2026.

On initial recognition, the loan component was measured at fair value of $427,480 and is included within loans payable with $49,995 classified as current and $377,485 as non-current. At initial recognition, the loan was calculated as the present value of the contractual cash flows discounted at an estimated market rate of interest of 12.50% per annum. The benefit of the below-market interest rate, totaling $167,786, was accounted for as a government contribution deducted from the carrying amount of the Pine Cove Mill within property, plant and equipment.

13.	RECLAMATION AND CLOSURE COST PROVISIONS

The Company recognizes a provision for future reclamation and closure costs associated with disturbances resulting from exploration, development and operating activities at its properties. The reclamation liability reflects management’s best estimate of the present value of the expenditures required to settle the obligation at the end of the expected operating life of the assets, consistent with reclamation and closure plans submitted or to be submitted to the applicable regulatory authorities.

The movement in the Company’s reclamation and closure cost provisions is as follows:

	March 31, 2026	December 31, 2025
Balance, beginning of period	$10,870,068	$2,426,378
Change in reclamation and closure cost estimates	(722,897)	1,229,081
Reclamation costs incurred	(17,684)	(151,051)
Accretion cost	90,011	38,660
Maritime Acquisition (Note 4)	–	7,327,000
	$10,219,498	$10,870,068

On an ongoing basis, the Company evaluates its estimates and assumptions, and future expenditures could differ from current estimates. In calculating the best estimate of the Company's obligation on a net present value basis, the Company used risk-free discount rates ranging from 3.46% to 3.88% and a long-term inflation rate of 2%.

The Company maintains a surety bonding arrangement totaling $7,783,255 with the Government of Newfoundland and Labrador. The arrangement requires the Company to provide a cash collateral of $2,400,000, included in other assets in the consolidated statements of financial position, and pay an annual bond fee equal to 3% of the bond amount. On April 10, 2026, the cash collateral required increased to $2,725,000. The surety bonds secure, but do not extinguish, the Company’s reclamation obligations.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

14.	SHARE CAPITAL AND RESERVES

(a)	Authorized share capital

At March 31, 2026, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Common shares issued during the three months ended March 31, 2026

During the three months ended March 31, 2026, the Company issued 1,460,714 common shares on exercise of options with a weighted average exercise price of $1.43 for gross proceeds of $2,064,180.

During the three months ended March 31, 2026, the Company issued 231,000 common shares to settle 266,666 vested restricted share units.

During the three months ended March 31, 2026, the Company issued 1,191,170 common shares for warrants exercised with a weighted average exercise price of $1.07 for gross proceeds of $1,251,875.

(c)	Common shares issued during the year ended December 31, 2025

On December 5, 2025, the Company issued 2,821,556 common shares with a value of $12,160,906 to Exploits pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of a property acquisition agreement (Note 9).

On November 13, 2025, the Company issued 94,254,209 common shares valued at $275,222,290 pursuant to the Maritime Acquisition (Note 4).

On November 26, 2025, the Company issued 1,085,003 common shares valued at $4,632,963 for the settlement of advisory fees incurred by Maritime relating to the Maritime Acquisition.

On August 27, 2025, the Company completed a non-brokered private placement and issued 12,269,939 common shares at a price of $1.63 per common share for gross proceeds of $20,000,001.

On June 12, 2025, the Company completed a bought deal offering of 24,610,000 flow-through common shares, closing the first tranche of the offering on June 3, 2025 and the second and final tranche of the offering on June 12, 2025, at a price of $2.29 per common share and 4,370,000 non-flow-through common shares at a price of $1.63 per common share, for aggregate gross proceeds of $63,480,000. The Company incurred share issuance costs of $4,004,528 in cash of which $2,602,373 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $16,242,600.

During the year ended December 31, 2025, 1,838,399 common shares were issued on exercise of 1,854,070 stock options. The options were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $2,547,271.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

(d)	Share purchase options

The following table sets out activity with respect to the Company’s outstanding stock options:

	Three months ended March 31, 2026		Year ended December 31, 2025
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding, beginning of period	7,631,500	$2.85	10,556,750	$4.50
Granted	147,500	$3.77	7,122,070	1.74
Exercised	(1,460,714)	$1.43	(1,854,070)	1.38
Forfeited	(115,000)	$4.93	(8,193,250)	4.68
Outstanding, end of period	6,203,286	$2.52	7,631,500	$2.85
Options exercisable, end of period	3,701,342	$2.72	4,818,723	$3.29

The following table sets out information about the Company’s options outstanding and exercisable as at March 31, 2026:

	Stock options outstanding			Stock options exercisable
Range of Exercise Prices	Number outstanding	Weighted average remaining contractual life (days)	Weighted average exercise price	Number outstanding	Weighted average remaining contractual life (days)	Weighted average exercise price
$1.00 - $1.67	4,219,925	1,493	$1.62	2,706,592	1,486	$1.59
$2.40 - $4.59	1,244,861	1,494	3.29	256,250	844	4.11
$5.00 - $6.79	598,500	513	5.85	598,500	513	5.85
$8.04 - $8.98	140,000	188	8.68	140,000	188	8.68

The Company has reserved for issuance 6,203,286 common shares in the event that these stock options are exercised. With certain exceptions, the stock options generally vest in equal installments on each anniversary date of the grant over a three-year period.

The number of common shares available for the grant of stock options under the Option Plan as at March 31, 2026 was 28,317,968.

The following table summarizes the weighted average fair value and assumptions used in estimating the fair value of stock options granted using the Black-Scholes option pricing model and the key values of options exercised.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

	March 31, 2026	December 31, 2025
Options granted
Weighted average fair value of options granted	$2.13	$1.34
Risk-free interest rate	2.94%	2.67%
Expected option life in years	5.00	5.00
Expected share price volatility	64.80%	64.64%
Grant date share price	$3.77	$2.74
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil
Options exercised
Weighted average share price at date of exercise	$1.43	$1.40
Weighted average grant-date fair value of options exercised	1.64	$1.17

Compensation expense related to stock options amounted to $726,889 for the three months ended March 31, 2026 (three months ended March 31, 2025 - $152,554).

(e)	Restricted share units

The Company recorded a share-based compensation expense of $63,929, net of fair value adjustment, during the three months ended March 31, 2026 related to the cash-settled RSUs (three months ended March 31, 2025 – nil). The obligation is presented as a current liability in the consolidated statement of financial position. The Company also recorded a share-based compensation expense of $988,095 during the three months ended March 31, 2026 related to the equity-settled RSUs (three months ended March 31, 2025 – $nil).

The following table sets out activity with respect to the Company’s outstanding RSUs:

	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	2,694,348	–
Granted (cash-settled)	–	300,000
Granted (equity-settled)	–	2,394,348
Settled (equity-settled)	(266,666)	–
Outstanding, end of period	2,427,682	2,694,348

(f)	Warrants

The following table sets out activity with respect to the Company’s outstanding warrants:

	Three months ended March 31, 2026		Year ended December 31, 2025
	Warrants outstanding	Weighted average exercise price	Warrants outstanding	Weighted average exercise price
Outstanding, beginning of period	14,952,035	$1.34	–	$–
Maritime Acquisition (Note 4)	–	–	15,485,137	1.33
Exercised	(1,191,170)	1.07	(533,102)	1.03
Outstanding, end of period	13,760,865	$1.33	14,952,035	$1.34

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

15.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2026, the Company’s related parties include its subsidiaries, key management personnel and companies having common directors and officers.

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended March 31,
	2026	2025
PJH Consulting, LLC (1)	$20,687	$21,575
Notz Capital Corp. (2)	-	46,921

(1)	Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the Board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the Board of Directors. These charges were included in general and administrative expenses.
(2)	Notz Capital Corp. is a related entity of Collin Kettell, former CEO and Executive Chairman of the Company. These charges were charged to general and administrative expenses.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive directors and members of executive management.

The remuneration of the Company’s directors and other key management personnel during the three months ended March 31, 2026 and 2025 were as follows:

Three months ended March 31, 2026

	Salaries and Consulting		Share-based compensation	Bonus	Total
Keith Boyle, Chief Executive Officer	$130,000		$209,054	$540,000	$879,054
Hashim Ahmed, Chief Financial Officer	91,875		141,958	86,783	320,616
Robert Assabgui, Chief Operating Officer	91,875		123,026	80,584	295,485
Vijay Mehta, Former Director	–		63,929	–	63,929
Melissa Render, President	94,500	(1)	25,237	307,800	427,537
Paul Huet, Director	41,269		110,349	–	151,618
William Hayden, Director	30,000		107,078	–	137,078
Chad Williams, Director	30,000		228,344	–	258,344
Tamara Brown, Director	22,500		167,811	–	190,311
Allen Palmiere, Director	30,000		122,035	–	152,035
Dr. Andrew Furey, Director	30,000		158,590	–	188,590
	$592,019		$1,457,411	$1,015,167	$3,064,597

(1)     Salary recorded in exploration and evaluation expenditures in the condensed consolidated interim statements of loss and comprehensive loss

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

Three months ended March 31, 2025

	Salaries and Consulting		Share-based compensation	Bonus	Total
Keith Boyle, Chief Executive Officer	$88,306		$–	$–	$88,306
Collin Kettell, Former Executive Chairman and Chief Executive Officer	38,400		–	1,031,760	1,070,160
Melissa Render, President	90,000	(3)	–	–	90,000
Michael Kanevsky, Chief Financial Officer	29,160		–	–	29,160
Greg Matheson, Former Chief Operating Officer	471,200	(1)	–	–	471,200
Ron Hampton, Former Chief Development Officer	562,529	(2)(3)	–	–	562,529
Paul Huet, Director	43,150		–	–	43,150
William Hayden, Director	18,000		–	–	18,000
Chad Williams, Director	6,000		–	–	6,000
Vijay Mehta, Director	18,000		–	–	18,000
	$1,364,745		$–	$1,031,760	$2,396,505

(1)	Includes termination benefit of $424,080 in accordance with the terms of their management agreement.
(2)	Includes termination benefit of $505,440 in accordance with the terms of their management agreement.
(3)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

During the three months ended March 31, 2026, $94,500 (2025 - $652,529) of management compensation was recorded in exploration and evaluation expenses in the consolidated statements of loss and comprehensive loss.

At March 31, 2026, there was $432,259 (December 31, 2025 - $3,989) payable to management and directors for accrued salaries, bonuses and expense reimbursements of travel expenditures included in accounts payable and accrued liabilities. The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

16.	BASIC AND DILUTED LOSS PER SHARE

	Three months ended March 31
	2026	2025
Net loss and for the period	$(19,109,056)	$(8,937,450)
Basic and diluted weighted average number of common shares outstanding	236,689,635	200,489,661
Loss per share – basic and diluted	$(0.08)	$(0.04)

The Company incurred net losses for the three months ended March 31, 2026 and 2025. As such, diluted loss per share excludes any potential conversion of 6,203,286 share purchase options (three months ended March 31, 2025 – 9,911,500), 2,127,682 RSU’s (three months ended March 31, 2025 – nil) and 13,760,865 warrants (three months ended March 31, 2025 – nil), as their inclusion would be anti-dilutive.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

17.	REVENUE

Revenue from contracts with customers during the three months ended March 31, 2026 and 2025 disaggregated by metal were as follows:

	Three months ended March 31
	2026	2025
Gold	$9,861,490	$–
Silver	26,339	–
Total revenue	$9,887,829	$–

The Company generates its revenue in Canada from the sale of refined gold. During the three months ended March 31, 2026, one customer accounted for 100% of revenues. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its products.

Customer prepayments received of $1,816,241 in respect of undelivered products were recognized as deferred revenue as at March 31, 2026 (December 31, 2025 - $nil).

18.	OPERATING EXPENSES

Operating expenses during the three months ended March 31, 2026 and 2025 consist of the following expenses by nature:

	Three months ended March 31
	2026	2025
Raw materials and consumables	$1,740,432	$–
Salaries and employee benefits	1,981,822	–
Contractors	8,041,495	–
Repairs and maintenance	258,757	–
Site administration	993,177	–
Depreciation	101,661	–
	13,117,344	–
Change in inventories	(4,717,378)	–
Total operating expense	$8,399,966	$–

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses during the three months ended March 31, 2026 and 2025 consist of the following expenses by nature:

	Three months ended March 31
	2026	2025
Salaries and benefits	$3,058,474	$2,139,701
Professional fees	275,567	505,547
Office and other expenses	1,540,001	987,079
Depreciation	219,920	193,390
Total general and administrative expenses	$5,093,962	$3,825,717

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

20.	CASH FLOW DISCLOSURES

(a)	Change in non-cash working capital

	Three months ended March 31
	2026	2025
Decrease in prepayments and deposits	$905,317	$790,746
(Increase) decrease in receivables	(1,027,247)	1,229,058
Increase in inventories	(5,137,829)	–
Decrease in other assets	216,726	179,703
Increase in deferred revenue	1,816,241	–
Increase (decrease) in accounts payable and accrued liabilities	760,500	(2,712,779)
	$(2,466,292)	$(513,272)

(b)	Supplemental cash flow disclosures

	Three months ended March 31
	2026	2025
Non-cash investing and financing activities:
Property, plant and equipment in accounts payable and accrued liabilities	$768,274	$–
Cash received for interest	334,833	197,276
Cash paid for interest	2,987	5,216

21.	FINANCIAL INSTRUMENTS

(a)	Fair values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

▪	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

▪	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

▪	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value comprise its investments, which include equities held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The carrying values of other financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued liabilities, lease liabilities and loans approximate their fair values due to the short-term maturity of these financial instruments.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at March 31, 2026:

	March 31, 2026			December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments	$5,521,972	$–	$–	$8,895,559	$–	$–

(b)	Financial instrument risk exposure

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on the issuance of shares to fund exploration programs and may require doing so again in the future. Subsequent to March 31, 2026, the Company closed a finance package that included a credit facility and a bought deal equity financing for gross proceeds of $220,055,200 (Note 23). As at March 31, 2026, the Company has total liabilities of $115,666,527 and cash and cash equivalents of $37,915,202 which is available to discharge these liabilities (December 31, 2025 – total liabilities of $115,878,041 and cash of $58,838,699).

The following table summarizes the maturity profile of the Company’s financial liabilities at March 31, 2026. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Within 1 year	2-3 years	4-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$12,496,463	$–	$–	$–	$12,496,463
Lease liabilities	314,815	220,228	96,430	174,424	805,897
Loans payable	198,683	516,423	516,423	146,019	1,377,548
Reclamation and closure cost provisions	–	928,038	990,229	13,780,785	15,699,052
	$13,009,961	$1,664,689	$1,603,082	$14,101,228	$30,378,960

Market risks

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts and accounts payable denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at March 31, 2026 would change the Company’s net loss by $34,142 (December 31, 2025 - $144,145) as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash and cash equivalents into demand accounts with minimal interest rates, interest rate risk is not significant.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

(iii)	Commodity price risk

Commodity price risk is the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is primarily exposed to gold prices, which significantly affect the value of its mineral properties and investments. As at March 31, 2026, the Company had no financial instruments subject to provisional pricing or other commodity-linked arrangements. Accordingly, a reasonably possible change in gold prices at the reporting date would not have a material impact on the Company's net loss or comprehensive loss.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability.

The sensitivity of the Company’s net loss to changes in market prices at March 31, 2026 would change the Company’s net loss by $552,197 (December 31, 2025 - $889,556) as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2025.

22.	SEGMENT REPORTING

The Company applies IFRS 8, Operating Segments, which requires disclosure of operating segments based on the internal reports regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance. The CODM of the Company is the Chief Executive Officer. The CODM receives and reviews discrete financial information for the Hammerdown Mine and Pine Cove Mill operations separately from the Company’s exploration and evaluation activities. Accordingly, the Company has identified two reportable operating segments: Mining Operations and Exploration and Evaluation.

The CODM evaluates segment performance and allocates resources based on revenue, net loss and capital expenditures. Corporate costs and other items not directly attributable to an operating segment are reported under Corporate and Others.

The Company began to report the Mining Operations segment following the Maritime Acquisition on November 13, 2025. Prior to the acquisition, the Company operated as a single segment. Comparative figures for the three months ended March 31, 2025 reflect the single-segment structure, with all activity reported under Exploration and Evaluation and Corporate and Others.

All of the Company’s non-current assets are located in Canada.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

Three months ended March 31, 2026

	Exploration and Evaluation	Mining Operations	Corporate and Others	Consolidated
Revenue	$–	$9,887,829	$–	$9,887,829
Cost of sales	–	(8,451,600)	–	(8,451,600)
Exploration and evaluation	(12,554,884)	–	–	(12,554,884)
General and administrative	(2,804,234)	(180,247)	(2,109,481)	(5,093,962)
Share-based compensation	(233,165)	(166,094)	(1,379,654)	(1,778,913)
Other income (expenses)	2,787,911	(65,637)	(3,373,587)	(651,313)
Segment net (loss) income before taxes	(12,804,372)	1,024,251	(6,862,722)	(18,642,843)
Deferred income and mining tax expenses	–	(466,213)	–	(466,213)
Segment net (loss) income	$(12,804,372)	$558,038	$(6,862,722)	$(19,109,056)

Capital expenditures	$519,873	$4,816,942	$–	$5,336,815
Segment assets	94,397,326	421,288,193	5,521,972	521,207,491
Segment liabilities	13,081,966	101,848,095	736,466	115,666,527

Three months ended March 31, 2025

	Exploration and Evaluation	Mining Operations	Corporate and Others	Consolidated
Exploration and evaluation	$(5,730,376)	$–	$–	$(5,730,376)
General and administrative	(2,081,741)	–	(1,743,976)	(3,825,717)
Share-based compensation	152,554	–	–	152,554
Other income (expenses)	680,072	–	(213,983)	466,089
Segment net loss	$(6,979,491)	$–	$(1,957,959)	$(8,937,450)

Capital expenditures	$–	$–	$–	$–
Segment assets	60,830,106	–	889,583	61,719,689
Segment liabilities	3,885,019	–	152,094	4,037,113

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in Canadian Dollars, except share and per share amounts)

23.	SUBSEQUENT EVENTS

Subsequent to the end of the quarter, the Company completed a comprehensive Finance Package consisting of the following:

(i)	a bought deal equity financing of 38,870,000 common shares at $2.96 per share — including the full exercise of the underwriters' 5,070,000-share over-allotment option — for aggregate gross proceeds of $115,055,200. The bought deal closed on April 27, 2026, subject to final approval of the TSX Venture Exchange; and

(ii)	a $105,000,000 senior secured credit facility with EdgePoint (the "Credit Facility"), comprising a $70,000,000 Tranche 1 funded on delivery of the security package and a $35,000,000 Tranche 2 available at the Company's discretion within 12 months of closing. The Credit Facility bears interest at a fixed rate of 8.75% per annum payable quarterly in arrears, has a three-year term, and is subject to a 2% original issue discount and a 1% establishment fee per tranche. The Company expects to complete the first drawdown under the Credit Facility before the end of May 2026, at which time EdgePoint will fund the $70,000,000 Tranche 1 and the Company will issue 2,489,818 Tranche 1 common share purchase warrants to EdgePoint. Additional warrants will be issuable on the funding of Tranche 2.